UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Nasdaq Notification Regarding Minimum Bid Price Deficiency

On November 10, 2026, Freightos Limited (“Company”) received a letter (the “Nasdaq Letter”) from the staff of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares was below $1 per share for the last 30 consecutive business days (i.e., from September 29, 2026 through November 9, 2026). The Nasdaq Letter is only a notification of deficiency. It did not result in the delisting, and has no current effect on the listing or trading, of the Company’s ordinary shares from or on (as applicable) the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until May 10, 2027 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance with the minimum bid price requirement, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of the Compliance Period. If the Company regains compliance with the minimum bid price requirement within the Compliance Period, Nasdaq will provide the Company with written confirmation and will close the matter. If the Company chooses to implement a reverse share split as a means of remedying the listing deficiency, it must complete the reverse split no later than ten business days prior to the expiration of the Compliance Period in order to regain compliance.

If the Company does not regain compliance during the Compliance Period, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse share split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities are subject to delisting.

The Company is monitoring the closing bid price of its shares and evaluating alternative means to regain compliance with the minimum bid price requirement, including by effecting a reverse share split, if necessary. However, there can be no assurance that the Company will be able to timely regain or maintain compliance with the minimum bid price requirement or any other Nasdaq continued listing requirements.

The Company issued a press release on this development on November 13, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release, dated November 13, 2026

Incorporation by Reference

The information in this Form 6-K and in Exhibit 99.1 hereto (including any data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but excluding non-IFRS data and quotations of the Company’s management) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: November 13, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel